Exhibit 99.2

(a joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock Code 1055) NOTIFICATION LETTER 29 September 2020 Dear Non-registered Holders(1), China Southern Airlines Company Limited (the “Company”) — Notice of Publication of 2020 Interim Report (“Current Corporate Communications”) The English and Chinese versions of the Company Current Corporate Communications are available on the Company’s website at www.csair.com and the HKEXnews’ website at www.hkexnews.hk. You may access the Current Corporate Communications by clicking “Investor Relations” on the home page of the Company’s website, then selecting “Performance Report” and viewing them through Adobe® Reader® or browsing through the HKEXnews’s website. If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company’s website at www.csair.com or the HKEXnews’s website at www.hkexnews.hk. Should you have any queries relating to any of the above matters, please send an email to csair.ecom@computershare.com.hk. Yours faithfully, For and on behalf of China Southern Airlines Company Limited Wang Chang Shun Chairman Note: (1) This letter is addressed to Non-registered Holders of the Company only (“Non-registered Holder” means such person or company whose shares are held in the Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive corporate communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side. (1) ( www.csair.com ) ( www.hkexnews.hk ) ® ® Adobe Reader( www.csair.com ( www.hkexnews.hk ) csair.ecom@computershare.com.hk 2 0 2 0 9

CCS7818 CSAH_NRH

Non-registered Holder's information (English Name and Address)
非登記持有人資料（英文姓名及地址）

Request Form 申請表格

To: China Southern Airlines Company Limited (the "Company")
(Stock Code: 1055)
c/o Hong Kong Registrars Limited
17M Floor, Hopewell Centre, 183 Queen's Road East
Wanchai, Hong Kong

致： 中國南方航空股份有限公司（「本公司」）
(股份代號：1055)
經香港證券登記有限公司
香港灣仔皇后大道東183號
合和中心17M樓

I/We would like to receive the corporate communications* of the Company ("**Corporate Communications**") in the manner as indicated below:
本人／我們希望以下列方式收取 貴公司之公司通訊文件*（「**公司通訊文件**」）：
(Please mark ONLY ONE (X) of the following boxes)
(請從下列選擇中，僅在其中**一個**空格內劃上「**X**」號)

☐ to receive the **printed English version** of all Corporate Communications ONLY; **OR**
僅收取公司通訊文件之**英文印刷本；或**

☐ to receive the **printed Chinese version** of all Corporate Communications ONLY; **OR**
僅收取公司通訊文件之**中文印刷本；或**

☐ to receive both **printed English and Chinese versions** of all Corporate Communications.
同時收取公司通訊文件之**英文及中文印刷本**。

Contact telephone number
聯絡電話號碼

Signature(s)
簽名

Notes: 附註：

1. Please complete all your details clearly.
請 閣下清楚填妥所有資料。
2. This letter is addressed to the non-registered holders of the Company only ("**Non-registered Holder**" means such person or company whose shares are held in the Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications).
此函件只向本公司之非登記持有人（「**非登記持有人**」指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊文件）發出。
3. Any form with more than one box marked(X), with no box marked(X), with no signature or otherwise incorrectly completed will be void.
如在本表格作出超過一項選擇，或未有作出選擇，或未有簽署，或在其他方面填寫不正確，則本表格將會作廢。
4. The above instruction will apply to the Corporate Communications to be sent to you until you notify the Company c/o Hong Kong Registrars Limited to the contrary or unless you have at anytime ceased to have holdings in the Company.
上述指示適用於發送予 閣下之所有公司通訊文件， 直至 閣下通知本公司於香港證券登記有限公司另外之安排或任何時候停止持有本公司的股份。
5. For the avoidance of doubt, we do not accept any other instructions given on this Request Form.
為免存疑，任何在本申請表格上的額外指示，本公司將不予處理。

* *Corporate Communications includes but not limited to (a) the directors' report, its annual accounts together with the auditors' report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.*
公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及財務摘要報告(如適用)；(b)中期報告及中期摘要報告(如適用)；(c)會議通告；(d)上市文件；(e)通函；及(f)委任代表表格。

CSAH-25092020-1(0)

Mailing Label 郵寄標籤

Computershare Hong Kong Investor Services Limited
香港中央證券登記有限公司
Freepost No. 郵便回郵號碼：37
Hong Kong 香港

Please cut the mailing label and stick it on an envelope to return this Request Form to us.
No postage is necessary if posted in Hong Kong.

當 閣下寄回本申請表格時，請將郵寄標籤剪貼於信封上。
如在本港投寄， 閣下無需支付郵費或貼上郵票。

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